Exhibit (a)(5)(E)

Supreme Court of Rennsylvania Court of common Pleas  Civil Cover Sheet Delaware  Country For Prorhonotary Use Only Docket No: 2013-012501 The information collected on this form is used solely for court administration purposes. This form does not supplement or replace the filing and services pleading or other papers as required by law or rides of court.  Commencement of Action: Complaint Writ of Summons Transfer from Another Jurisdiction Petition Declaration of Taking Lead Plaintiff’s Name: John Peterson Lead Defendant’s Name: NuPathe, Inc. Are money damage requested? Dollar Amount Requested: (Check one) Within arbitration limits Outside arbitration limits Is this a class Action Suit? Is this MDJ Appeal Name of Plaintiff/Appellant’s Attorney: Richard A. Maniskas, Esq. Check here if you have no attorney (are a Self-Represented [Pro Se] Litigant) SECTION B Nature of the Case: Place an “X” to the left of the ONE case category that most accurately describes your PRIMARY CASE.  If you are making more than one type of claim, check the one that you consider most important. TORT (do not include Mas Tort) International Malicious Prosecution Motor Vehicle Nuisance Premises Liability Product Liability (does not include mass tort) Slander/Libel/Defamation Other: MASS TORT Asbestos Tobacco Tox Tort - DES Toxic Tort - Implant Toxic Waste Other: PROFESSIONAL LIABILITY Dental Legal Medical Other Professional: CONTRACT (do not include Judgments) Buyer Plaintiff Debt Collection: Credit Card Debt Collection: Other Employment Dispute: Discrimination Employment Dispute: Other Other: REAL PROPERTY Ejectment Eminent Domain/Condemnation Ground Rent Landlord/Tenant Dispute Mortgage Foreclosure: Residential Mortgage Foreclosure: Commercial Partition Quite Title Other: CIVIL APPEALS Administrative Agencies Board of Assessment Board of Elections Dept. of Transportation Statutory Appeal: Other Zoning Board Other: MISCELLANEOUS Common Law/Statutory Arbitration Declaratory Judgment Mandamus Non-Domestic Relations Restraining Order Quo Warranto Replevin Other: breach of fiduciary duty Update 1/1/2011

IN THE COURT OF COMMON PLEAS OF DELAWARE COUNTY, PENNSYLVANIA JOHN PETERSON, on Behalf of Herself and ) Case No. All Others Similarly Situated, ) ) CLASS ACTION Plaintiff, ) v. ) ) VERIFIED CLASS ACTION COMPLAINT NUPATHE INC., ARMANDO ANIDO, ) WAYNE P. YETTER, MICHAEL COLA, ) RICHARD S. KOLLENDER, ROBERT P. ) ROCHE, JR.,WILLIAM J. FEDERICI, JAMES A. DATIN, BRIAN J. SISKO, ENDO ) HEALTH SOLUTIONS INC., DM MERGER ) SUB INC., ) ) ) ) NOTICE TO DEFEND You have been sued in court. If you wish to defend against the claims set forth in the following pages, you must take action within twenty (20) days after this complaint and notice are served, by entering a written appearance personally or by and attorney and filing in writing wit the court your defenses or objections to the claims set fort against you. You are warned that if you fail to do so the case may proceed without you and a judgment may be entered against you by the court without further notice for any money claimed in the complaint or for any other claim or relief requested by the plaintiff You may lose money or property or other rights important to you. YOU SHOULD TAKE THIS PAPER TO YOUR LAWYER AT ONCE. IF YOU DO NOT HAVE A LAWYER OR CANNOT AFFORD ONE, GO TO OR TELEPHONE THE OFFICE SET FORTH BELOW TO FIND OUT WHERE YOU CAN GET LEGAL HELP. Lawyers' Referral Service Front and Lemon Streets Media, PA 19063 (610) 566-6625

IN THE COURT OF COMMON PLEAS OF DELEWARE COUNTY, PENNSYLVANIA JOHN PETERSON, ) Case No. 977 Parkview Rd., ) Galesburg, IL 61407, ) CLASS ACTION on Behalf of Himself and All Others Similarly ,) Situated, ) VERIFIED CLASS ACTION COMPLAINT ) Plaintiff, ) v. ) DEMAND FOR JURY TRIAL ) NUPATHE INC. a Delaware corporation, ) 7 Great Valley Parkway, Suite 300 ) ) Malvern, PA 19355, ) ARMANDO ANIDO ) 2219 Grubbs Mill Road )) Berwyn, PA 19312, ) WAYNE P. YETTER )) 6420 Old Carversville Road ) Carversville, PA 18913, ) ) MICHAEL COLA ) 1441 Horseshoe Trail Road ) Chester Springs, PA 19425, ) ) RICHARD S. KOLLENDER ) 1295 McDivitt Drive ) Blue Bell, PA 19422, ) ) ROBERT P. ROCHE, JR. ) 199 S. Spring Mill Road ) Villanova, PA 19085, ) ) ) ) WILLIAM J. FEDERICI ) 2 Pine Heritage Drive ) Newtown, PA 18940, ) ) JAMES A. DATIN ) 21 Estates Drive )) Doylestown, PA 18902, ) BRIAN J. SISKO )) 230 Oakwood Lane ) Phoenixville, PA 19460, )

ENDO HEALTH SOLUTIONS INC. 1400 Atwater Drive Malvern, PA 19355, and DM MERGER SUB INC., do Registered Agent The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, DE 19801, Defendants, Plaintiff, John Peterson, by his attorneys, alleges as follows: SUMMARY OF THE ACTION This is a verified class action complaint brought by plaintiff on behalf all the stockholders of NuPathe Inc. ("NuPathe" or the "Company") against NuPathe, the members of NuPathe's Board of Directors (the "Board" or the "Individual Defendants"), Endo Health Solutions Inc. ("Endo"), and DM Merger Sub Inc. ("Merger Sub"). This action arises out of defendants' breaches of fiduciary duty in connection with the proposed sale of the Company to Endo (the "Proposed Transaction"). Pursuant to the parties' Agreement and Plan of Merger dated December 15, 2013 (the "Merger Agreement"), Endo intends to commence a tender offer (the "Tender Offer") to acquire all of the issued and outstanding shares of NuPathe common stock in exchange for $2.85 per share in cash as well as a contingent value right ("CVR") which represents the contractual right to receive up to an additional $3.15 per share upon the achievement of certain sales milestones (the "Merger Consideration"). After the conclusion of the Tender Offer, Endo intends to effectuate a merger (the "Merger") for any remaining shares of NuPathe common stock that were not tendered in the Tender Offer. As detailed below, the Merger Consideration is inadequate under the circumstances. JURISDICTION AND VENUE This Court has personal jurisdiction over defendants because certain defendants maintains property in this County, and the Individual Defendants have sufficient minimum contacts with this County so as to render the exercise of jurisdiction by the Court permissible under traditional notions of fair play and substantial justice. Venue is proper in this Court because NuPathe maintains an office in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants' participation in the wrongful acts alleged below, occurred in this County, and defendants have received substantial compensation in this County by doing business here and have engaged in numerous activities that had an effect in this County. PARTIES Plaintiff, John Peterson, is, and has been at all relevant times, an owner of NuPathe common stock. NuPathe is a Delaware corporation with principal executive offices located at 7 Great Valley Parkway, Suite 300, Malvern, Pennsylvania. NuPathe is a specialty pharmaceutical company focused on the development and commercialization of branded therapeutics for diseases for the central nervous system. The Company's lead product, Zecuity, was approved by the U.S. Food and Drug Administration ("FDA") on January 17, 2013 for the acute treatment of migraines in adults ("Zecuity"). Upon completion of the Proposed Transaction, NuPathe will become an indirect subsidiary of defendant Endo, unless defendant Endo elects in its discretion to reconstitute the transaction of NuPathe with and into defendant Merger Sub, with defendant Merger Sub continuing as the surviving corporation and an indirect subsidiary of defendant

Endo. The Company went public in 2010 at $10 per share and soon thereafter lost more than 60% of its value. Defendant Anido is NuPathe's CEO and a director and has been since July 2012. Defendant Wayne P. Yetter is NuPathe's Chairman of the Board and a director has been since July 2010. Defendant Michael Cola ("Cola") is a NuPathe director and has been since December 2006. Defendant Cola was also NuPathe's Chairman of the Board from December 2006 to July 2010. Defendant Richard S. Kollender ("Kollender") is a NuPathe director and has been since October 2012. Defendant Kollender was also a NuPathe director from December 2007 to June 2011. Defendant Robert P. Roche, Jr. is a NuPathe director and has been since July 2010. Defendant William J. Federici is a NuPathe director and has been since January 2011. Defendant James A. Datin is a NuPathe director and has been since October 2012. Defendant Brian J. Sisko is a NuPathe director and has been since October 2012. Defendant Endo is a Delaware corporation with principal executive offices located at 1400 Atwater Drive, Malvern, Pennsylvania. Defendant Endo is a U.S.—based specialty healthcare solutions company focused on branded and generic pharmaceuticals, devices, and services. Defendant Merger Sub is a Delaware corporation and an indirect, wholly-owned subsidiary of defendant Endo. Upon completion of the Proposed Transaction, defendant Merger

Sub will merge with and into NuPathe, unless defendant Endo elects in its discretion to reconstitute the transaction of NuPathe with and into defendant Merger Sub, with defendant Merger Sub continuing as the surviving corporation and an indirect subsidiary of defendant Endo. FACTUAL ALLEGATIONS The Road to Zecuity's Approval In January 2013, the Company received approval from the U.S. Food and Drug Administration ("FDA") for Zecuity®, NuPathe's prescription migraine treatment patch ("Zecuity"). Zecuity is the only prescription migraine treatment patch approved by the FDA. Zecuity is a combination of sumatriptin, a generic version of the long-acting migraine medication originally developed by GlaxoSmithKlineand marketed as Imitrex, and NuPathe's proprietary SmartRelief technology, which uses electronic pulses to deliver medication subcutaneously. In clinical trials, there was an undeniable benefit compared to the placebo. Zecuity induced freedom from headache pain in 18% of patients, partial headache relief in 53% of patients, and 84% of patients were nausea-free -- all after two hours. Comparatively, the placebo produced results of 9%, 29%, and 63%, respectively, based on those same questions. The Company develops its products using "SmartRelief, a proprietary transdermal medication delivery technology based on iontophoresis, a non-invasive method that transmits molecules that cannot be passively delivered through the skin by applying mild battery power to the skin through two pads. One reservoir contains ionized, or charged, medication. The other reservoir contains a counter ion, commonly sodium chloride, or salt. When a low current is applied, medication molecules travel out of the reservoir into the skin, where blood vessels absorb and disburse them throughout the body."1 The path to approval was difficult. In 2011, it appeared Zecuity (formerly NP101) would be approved based on this data, but was denied approval by the FDA due to safety concerns associated with its electronic pulse delivery (e.g., far too many instances of patient discomfort). NuPathe completely reworked its delivery system. The Company's product ultimately passed the review process. On January 17, 2013, the FDA approved Zecuity and the Company issued the following statement explaining that the patch offered an alternative to oral medications that may exasperate migraine related nausea: The approval of Zecuity represents a major milestone for NuPathe and migraine sufferers, said Armando Anido, CEO of NuPathe. As the first and only FDA-approved migraine patch, we believe Zecuity will be a game-changing treatment option for millions of migraine patients, especially those with migraine-related nausea. We thank the patients and physicians who participated in our clinical trials as well as our employees for their support throughout the development of Zecuity. We now intensify our focus to securing commercial partners and preparing for the launch of Zecuity expected in the fourth quarter of this year. In addition to severe headache pain, migraine patients present with other significant symptoms, which commonly includes migraine- related nausea," said Lawrence C. Newman, MD, FAHS, FAAN, Director of the Headache Institute at St. Luke's-Roosevelt Hospital in New York. "For these patients, physicians need to assess and offer treatments tailored to each individual patient's array of migraine symptoms. In fact, the American Academy of Neurology guidelines recommend a non-oral route of administration for 1 See Nupathe Takes Investors down a Bumpy Road, http://seekingalpha.com/article/1892951- nupathe-takes-investors-down-a-bumpy-road?sow-ce—yahoo ("SeekingAlpha Report"); See also, http://www.nupathe.com/pipeline/proprietary-delivery-technologies, both last visited Dec. 19, 2013.

migraineurs who experience nausea or vomiting as significant symptoms. Migraine-related nausea can be as debilitating as migraine headache pain itself, said study investigator Stephen D. Silberstein, MD, FACP, FAHS, FAAN, Professor of Neurology and Director of the Jefferson Headache Center in Philadelphia. Treatments bypassing the GI tract may be the best way to treat these patients. The Company's Future is Solid Once Zecuity was approved, the Company's prospects turned to the upward and as reported in the SeekingAlpha Report on December 11, 2013, shareholders had reason to believe their patience would pay off given the size of the market, Zecuity's efficacy, and solid management team: Triptans, also known as serotonin agonists. were the first drugs specifically developed for use against migraines. Triptans are recommended as first-line drugs for adult patients with moderate¬to-severe migraines when non-steroidal anti-inflammatory drugs ((NSAIDs)) are ineffective. Zecuity is a transdermal version of sumatriptan. Sumatriptan is the most studied of all triptans. Migraines represent a substantial and lucrative market. According to the Migraine Research Foundation, nearly one in four U.S. households include someone who experiences migraines. Many migraine patients cannot tolerate oral migraine medications due to nausea or vomiting. Since Zecuity avoids the gastrointestinal tract, most patients do not experience nausea making NuPathe's sumatriptan patch is a viable therapeutic option. Clinical trials and studies have found that Zecuity is relatively safe, easy to use and offers controlled and sustained delivery and convenient administration. NuPathe management has strong sales and marketing experience. Such expertise is essential for the company to successfully launch Zecuity The Seekingillpha Report related Wall Street's overall enthusiasm for the Company:

Several analysts are very enthusiastic about NuPathe. On January 22, 2013, WBB Securities upgraded NuPathe from a Buy to a Strong Buy rating. The film set a $7 price target for the company's stock. On January 22, Wedbush reiterated its Outperform rating for NuPathe. Wedbush analysts said they saw significant upside potential for the company and raised its fair value of NuPathe stock from $8 to $6 after Zecuity's FDA approval. 24. The Company touted its prospects on August 8, 2013 when it issued its second quarter 2013 financial results and recent operation highlights. Specifically, the Company detailed five highlights including the results of post-approval studies demonstrating efficacy to an even greater degree: NuPathe accomplished a number of key commercial objectives year-to-date in preparation for the launch of Zecuity® (sumatriptan iontophoretic transdermal system) in the fourth quarter of 2013. The Company selected its sales leadership and managed care teams as well as a third-party logistics provider and its advertising and public relations agencies of record. In addition, a recruiting plan is in place for the field sales team to support the launch. The Company advanced commercial manufacturing, including the completion of almost all of the process qualification activities, the initiation of process validation for critical manufacturing operations and the finalization of delivery schedules for key assemblies and components. In June, NuPathe presented new data on Zecuity at the International Headache Congress (IHC) in Boston. A post-hoc analysis showed that Zecuity was efficacious in treating migraine headache pain and associated symptoms regardless of the presence of nausea prior to treatment. Another post-hoc analysis showed that patients treated with a placebo patch were more likely to have treatment-emergent nausea than those treated with Zecuity. In addition, a third data presentation showed that migraine patients could correctly and easily assemble, apply and activate Zecuity during an attack. In May, the United States Patent and Trademark Office (USPTO) issued a notice of allowance for U.S. Patent application 13/105,585 entitled "Transdermal Methods and Systems for the Delivery of Anti-Migraine Compounds." This patent, which is now issued, will provide additional protection for Zecuity and is the fifth patent covering Zecuity to be listed in the U.S. Food and Drug Administration's (FDA) Orange Book. In April and May, the USPTO issued notices of allowance for U.S. Patent applications 12/074,101 and 11/784,526, respectively. Both patent applications are entitled "Implants for the Treatment of Dopamine Associated States." These patents, which are now issued, will provide protection for NP201, NuPathe's long-term biodegradable ropinirole implant for the treatment of Parkinson's disease, into July 2028 and October 2027, respectively. The Company additionally recognizes Zecuity may be available to a broader market than that already approved by the FDA. On September 23, 2013, the Company announced it "initiated dosing of patients for NP101-015, a Phase 1 study of Zecuity® (sumatriptan iontophoretic transdermal system) in adolescents with a history of migraine attacks. This open label, single-dose study will assess the safety, pharmacokinetics, and tolerability of Zecuity in adolescent migraine patients." The press release stated the study's results are expected in July 2014. The Company also has several drugs in the development pipeline. In addition to Zecuity, NuPathe's pipeline product candidates include: NP201, for the continuous symptomatic treatment of Parkinson's disease, utilizes ropinirole (GlaxoSmithKline's Requip), a leading FDA- approved dopamine agonist and is being developed to provide up to two months of continuous delivery. NP202 also is being developed to address patient noncompliance, a long-standing problem in the treatment of schizophrenia and bipolar disorder, by providing three months of continuous delivery of risperidone (Janssen Pharmaceuticals'/Johnson & Johnson's (JNJ) Risperdal), an atypical antipsychotic. On November 14, 2013, the Company further touted "Recent Highlights" in its third quarter 2013 financial results. Specifically, the Company touted the following, including the adolescent study and commercial supply and license agreement executed with Lohmann Therapy Systems Corp.: The Company progressed commercial manufacturing activities for Zecuity®, including entering into a commercial supply and license agreement with LTS Lohmann Therapy Systems Corp. for the drug product in Zecuity, as well as significant progression of key process validation steps. In September, NuPathe initiated dosing of patients for a Phase 1 study of Zecuity in adolescents with a history of migraine attacks. This open label, single-dose study will assess the safety, pharmacokinetics, and tolerability of Zecuity in adolescent migraine patients. This study is part of the Company's post- marketing requirements. In September, the United States Patent and Trademark Office (USPTO) issued a notice of allowance for U.S. Patent application 13/407,434. This application relates to Zecuity's two-stage iontophoretic delivery sequence to transdermally deliver sumatriptan. Once issued, this patent will provide additional protection for Zecuity and will be the sixth patent covering Zecuity to be listed in the U.S. Food & Drug Administration's (FDA) Orange Book NuPathe, however, has been unable to quickly market Zecuity because as reported by TheStreet.com "the Company was never able to raise the money needed to launch the product commercially."2 As a result, the Company's stock languished affording Defendant Endo the opportunity to acquire it at a reduced price. The Proposed Transaction On December 16, 2013, defendant Endo issued a press release announcing that it entered into the Merger Agreement with NuPathe, whereby it will initiate the Tender Offer for the outstanding common stock of the Company in exchange for $2.85 per share in cash as well as 2 See http://www.thestreet.com/story/12155828/1/nupathes-failure-to-launch-leads-to-modest¬takeover.html?puc—tsczacks&cm_yen—tsczacks last visited on Dec. 19, 2013.

the CVR worth up to $3.15 per share in additional consideration. The press release stated, in relevant part: Endo Health Solutions (Nasdaq: ENDP) today announced it has entered into a definitive agreement under which Endo will acquire NuPathe Inc. (Nasdaq: PATH) for $2.85 per share in cash, or approximately $105 million. In addition to the upfront cash payment, NuPathe shareholders will receive rights to receive additional cash payments of up to $3.15 per share if specified net sales of NuPathe's migraine treatment Zecuity are achieved over time. Endo expects meaningful cost synergies from the transaction, which is expected to be accretive to Endo's adjusted diluted earnings per share within the first 12 months of closing. * * * "The acquisition of NuPathe enhances our branded pharmaceutical portfolio and is well aligned with our strategy of acquiring late-stage products for commercialization," said Rajiv De Silva, president and CEO of Endo. "We're excited about the opportunity to launch Zecuity, a treatment that could be an option for millions of migraine patients, including those with migraine-related nausea. Following the close of the deal, we plan to launch Zecuity in the first half of 2014 by leveraging our existing commercial expertise in pain and migraine management and the current infrastructure of our branded pharmaceuticals business overall." * * * Under the terms of the merger agreement, an affiliate of Endo will promptly commence a tender offer to acquire all of the outstanding shares of NuPathe's common stock for $2.85 per share in cash and the right to receive contingent cash consideration payments of up to $3.15 per share if specified net sales milestones for NuPathe's migraine treatment Zecuity are achieved. The contingent cash consideration payments will not be publicly traded. The contingent cash consideration payments can be summarized as follows: ® $2.15 per share if net sales of Zecuity exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity; and

An additional $1.00 per share if net sales of Zecuity exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity. (Emphasis added.) On December 16, 2013, the Company filed a Current Report on Form 8-K with the U.S. Securities and Exchange Commission ("SEC") wherein it disclosed the Merger Agreement. The Merger Consideration Substantially Undervalues the Company The proposed Merger Consideration consists of $2.85 per share in cash as well as a CVR worth as much as an additional $3.15 per share. In particular, as part of the Merger Agreement, NuPathe shareholders are entitled to receive an additional: (i) $2.15 per share if net sales of Zecuity exceed $100 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity; and (ii) $1 per share if net sales of Zecuity exceed $300 million during any four-quarter period prior to the ninth anniversary of the first commercial sale of Zecuity. The actual Merger Consideration that NuPathe's shareholders receive may never include the CVR because defendant Endo may never achieve the specified net sales of Zecuity to trigger the CVR. Defendant Endo included two separate similar CVRs when it acquired Indevus Pharmaceuticals in 2009, neither of which have been paid out yet. This is likely to repeat itself here given the fact that both the CVR's $100 million and $300 million sales targets are aggressively optimistic. For instance, Frova®, another one of defendant Endo's migraine drugs, has never reported annual net sales greater than $100 million. In 2012, net sales for Frova were just $61.3 million. The guaranteed $2.85 cash portion of the Merger Consideration represents more of a discount than a premium for NuPathe's shareholders. Just over one week following the announcement of the FDA's approval of Zecuity, on January 25, 2013, NuPathe shares closed at $3.81 per share. Accordingly, the proposed consideration of $2.85 per share represents a 25.2% discount to the close price on January 25, 2013. Defendant Endo has timed the Proposed Transaction in order to obtain the Company for less than its true value. Over the course of 2013, NuPathe's share price slowly declined until September 2013, when it dropped precipitously on the announcement that NuPathe would be delaying the release of Zecuity due its lack of adequate funding Defendant Endo, or any other potential acquirer, would not face these problems and as such, would be able to bring Zecuity to market without any further delay. A comparison of recent comparable transactions demonstrates the unfairness of the Proposed Transaction. In the last five years, the average premiums paid for pharmaceutical companies worth between $50 million and $500 million for the one-day, one-week, and one- month periods were 67.85%, 68.16%, and 73.44%, respectively. All of these comparable premiums exceed the 23.9%, 18.8%, and 62.9% premiums provided by the Proposed Transaction for the same periods. The Merger Consideration is inadequate even if it includes the unlikely CVR. The $6 per share maximum value of the Merger Consideration is still over 38% lower than the $9.74 per share price NuPathe traded at just three years ago, on December 28, 2010. Further, the total possible payment of $6 per share is substantially below the target price of $8 per share set by Wedbush Securities in January 2013, and the $7 target price set by WBB Securities, LLC in January 2013. As such, the Merger Consideration, even with the potential CVR payment, is inadequate consideration. Unless enjoined by this Court, defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class (as defined herein), and may consummate the Proposed Transaction to the irreparable harm of the Class. Not including the CVR, which is unlikely to be collected due to its excessive trigger points, the Company's shareholders will be cashed out at a meager one-day premium of 22%. This amount is particularly inadequate when compared to other comparable transactions which received an average one-day premium of over 67%. Moreover, this modest 22% premium to NuPathe's closing stock price on December 13, 2013, is 25% lower than what the Company's shares traded at after Zecuity received FDA approval in January. The Motley Fool's Stephen Simpson published a report on December 19, 2013 entitled "A Pain Specialist Buys a Technology Call Option." In the article, Mr. Simpson relates that the "upfront consideration of $105 million excluding deal costs is not a terribly high price to pay for taking a chance."3 While addressing some of the risks facing Endo, he further elaborates on Zecuity's potential given that it is an alternative to orally dosed and GI tract irritating sumatriptan, the generic form of GlaxoSmithKline's one-time migraine blockbuster Imitrex: The key asset at NuPathe is Zecuity, a battery-powered drug patch that was approved in January 2013 for migraine. Zecuity's active ingredient is sumatriptan, the generic form of GlaxoSmithKline's (NYSE: GSK ) one-time migraine blockbuster Imitrex. While Imitrex is quite effective in relieving the symptoms of most migraine sufferers, it is not without a significant side effect -- a large percentage of those who take sumatriptan orally experience nausea, and it is severe enough for some to make oral sumatriptan impractical. By avoiding the GI tract, though, Zecuity avoids those elevated levels of nausea in most migraine patients. He further stated that "while I expect Zecuity to be a $50 million to $100 million a year drug at best, I believe Endo Health could earn a double-digit return on this deal with that and if the company ends up having to pay those milestones, that will be a "win win" for everybody." Of course, he does not offer any valuation opinion concerning whether it is adequate consideration for stockholders to receive $2.15 per share if Zecuity sales meet or exceed $100 million in revenue over any four-quarter period in the nine years after launch, and another $1.00 per share if the sales exceed $300 million. Indeed, even if all milestones are achieved, stockholders will receive a total of $6 paid over time even though the company went public at $10. The Unfair Deal Protection Devices On December 16, 2013, the Company filed a CulTent Report on Form 8-K with the U.S. Securities and Exchange Commission ("SEC") wherein it disclosed the Merger Agreement. The Merger Agreement contains several unreasonable and preclusive deal protection devices designed to ensure defendant Endo's acquisition of NuPathe at an unfairly low price. Specifically, section 6.5(a) of the Merger Agreement subjects NuPathe to a strict no-solicitation clause that prohibits the Company from seeking a superior offer for its shareholders. In addition to deterring competing proposals by prohibiting the Individual Defendants from soliciting alternative proposals, section 6.5(a) also severely undercuts their ability to communicate and negotiate with potential buyers. Section 6.5(a) states that: The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action designed to, or which is reasonably expected to, facilitate, any Company Takeover Proposal, (ii) enter into any agreement with respect to any Company Takeover Proposal or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate with, any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal. The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any proposal that constitutes, or is reasonably expected to lead to, any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished to any such Person. The Merger Agreement also states in Section 6.5(b) that the Company is required to notify Endo of any unsolicited bids within twenty-four hours. Section 6.5(b) further states that if NuPathe receives a superior proposal, it must allow Endo two business days to make a matching offer. The Merger Agreement carries a $5 million termination fee, or nearly 6% of the cash equity value, that the Company is obligated to pay Endo should it pursue another offer. This fee levies an onerous burden on any alternative bidders and will likely further dissuade potential bidders given that it will add $0.16 per share to the total deal price any bidder other than Endo must pay for the Company. The aggregate effect of these deal protection devices will be to severely limit any opportunity of NuPathe receiving a superior proposal for the Company. Even in the unlikely event that an unsolicited offer does arise, the terms of the Merger Agreement allow the Board only a narrow ability to respond to it. In tandem, the deal protection devices created by the Merger Agreement will quell any chance of shareholders receiving a higher bid for the Company than that offered in the Proposed Transaction. These deal protections, agreed to by the Board, are acting to the detriment of the public shareholders in breach of the Individual Defendants' fiduciary duties. Insider Benefits Because the Individual Defendants dominate and control the business and corporate affairs of NuPathe and have access to material, non-public information concerning

NuPathe's financial condition and business prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of NuPathe. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any merger or acquisition under which they will reap disproportionate benefits to the exclusion of obtaining the best shareholder value reasonably available. Here, however, defendants have disloyally placed their own interests first, and tailored the terms of the Proposed Transaction so as to aggrandize their own positions. Accordingly, the Proposed Transaction will improperly benefit the defendants at the expense of NuPathe's public shareholders' rights to receive the best consideration reasonably available for their Company shares. Indeed, despite their duty to maximize shareholder value, certain defendants have conflicts of interest and are acting to better their own interests at the expense of NuPathe's public shareholders. For example, the Individual Defendants and their affiliates hold an illiquid block of approximately 26% of NuPathe's shares. The Proposed Transaction allows these defendants to liquidate their shares for an immediate cash windfall of over $26.4 million. The Board's large ownership of NuPathe stock makes it impossible for them to sell their stock without severely driving down the Company's stock price. Effectively, their stock is illiquid. However, by exchanging their NuPathe shares for the Merger Consideration, the Individual Defendants do not have to worry about significantly driving down the Company's stock price while liquidating their shares. The Individual Defendants were further motivated to engage in this transaction defendant Anido, the Company's CEO, will collect a total of over $1.6 million thanks to the accelerated vesting of his equity awards guaranteed in the Proposed Transaction. As a result of defendants' conduct, NuPathe's public stockholders have been and will continue to be denied the fair process and arm's-length negotiated terms to which they are entitled in a sale of their Company. The consideration reflected in the Merger Agreement does not reflect the true inherent value of the Company that was known only to the Individual Defendants, as directors of NuPathe, and defendant Endo at the time the Proposed Transaction was announced. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require: Withdraw their consent to the merger of NuPathe with defendant Endo and allow the shares to trade freely without impediments such as the aforementioned no- solicitation, matching rights, and termination fee provisions; Act independently so that the interests of NuPathe's public stockholders will be protected; Adequately ensure that no conflicts of interest exist between their own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of NuPathe's public stockholders; and Solicit competing bids to defendant Endo's offer without the impediments discussed above to ensure that the Company's shareholders are receiving the maximum value for their shares. CLASS ACTION ALLEGATIONS

Plaintiff brings this action on her own behalf, and as a class action, on behalf of all stockholders of NuPathe, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are being and/or will be harmed or threatened by defendants' actions as described more fully below (the "Class"). This action is properly maintainable as a class action. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, as of November 30, 2013, NuPathe had more than 31.3 million shares of common stock issued and outstanding, held by hundreds, if not thousands, of individuals and entities throughout the country. The number and identities of the record holders of NuPathe's securities can be easily determined from the stock transfer journals maintained by NuPathe or its agents. There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class, including, inter alia, the following: whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction; whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of loyalty, candor, and due care; whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated; whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(e) whether defendant Endo or its affiliates have aided and abetted the Individual Defendants' breaches of fiduciary duties. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiffs claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those she seeks to represent. Plaintiff is therefore an adequate representative of the Class. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION Claim for Breach of Fiduciary Duties Against the Individual Defendants Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. As alleged herein, the Individual Defendants have breached their fiduciary duties to NuPathe's shareholders by failing to take steps to obtain the highest value available for NuPathe in the marketplace and, in fact, agreeing to onerous deal protection devices to decrease the chances of obtaining the highest value available for NuPathe in the marketplace. As a result of the Individual Defendants' breaches, plaintiff and the Class will suffer irreparable injury because NuPathe's shareholders will not receive fair value for their equity interests in the Company. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class. Plaintiff and the Class have no adequate remedy at law. SECOND CAUSE OF ACTION Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Defendant NuPathe Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

NuPathe colluded in or aided and abetted the Individual Defendants' breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants' and breaches of fiduciary duties owed to plaintiff and the members of the Class. Plaintiff and the Class have no adequate remedy at law. THIRD CAUSE OF ACTION Claim for Aiding and Abetting Against Defendants Endo and Merger Sub Plaintiff incorporates by reference and realleges each and every allegation contained above as though fully set forth herein. As alleged herein, defendants Endo and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for NuPathe's public shareholders. Moreover, defendants Endo and Merger Sub aided and abetted the Individual Defendants' breaches of fiduciary duties, by demanding deal protection measures, including the termination fee, no solicitation provision, and matching rights, in the Merger Agreement. Defendants Endo and Merger Sub also offered a Merger price that did not represent the true intrinsic value of NuPathe, and thereby facilitated the Individual Defendants' breaches of fiduciary duty in the sale of the Company. As a result, Plaintiff and the Class members are being irreparably harmed. Plaintiff and the Class have no adequate remedy at law. PRAYER FOR RELIEF WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows: A. Declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiffs counsel as Class counsel;

Permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Proposed Transaction; Directing defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, if the Merger is consummated; In the event the Proposed Transaction is consummated, rescinding it or ordering rescissory damages. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and Granting such other and further relief as may be just irdpir in the premises. RYAN & MANISKAS, LLP RICHARD A. MANISKAS RICHARD A. MANISKAS 995 Old Eagle School Road, Suite 311 Wayne, PA 19087 Telephone: (484) 588-5516 Facsimile- (484) 450-2582 WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP Gregory Mark Nespole 270 Madison Avenue New York, NY 10016 Tel: (212) 545-4600 Fax: (212) 545-4653 Attorneys for Plaintiff

VERIFICATION I, Richard A. Maniskas, Esquire, hereby state that I am the attorney for the Plaintiff in the within action, that I am authorized to make this verification on his behalf as Plaintiff’s verification could not be obtained on such short notice, that the facts above set forth are true and correct to the best of his knowledge, information and belief, and that he understands that the statements herein are made subject to the penalties of 18 Pa.C.S. §4904 (relating to unsworn falsification to authorities). DATED: Richard A. Maniskas, Esquire